EXHIBIT C

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF CAPITAL COMMUNICATIONS CDPQ INC.

DIRECTORS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Henri-Paul Rousseau	Caisse de dépôt et placement du Québec 1000, place Jean-Paul Riopelle Montréal (Québec) H2Z 2B3	Chairman
André Bourbonnais	Capital Communications CDPQ inc. 1000, place Jean-Paul Riopelle Montréal (Québec) H2Z 2B3	President
Luc Bessette	3821, Gilles Villeneuve Ste-Foy (Québec) G1X 4T2
Jean-Claude Delorme	600, boul. de Maisonneuve Ouest Montréal (Québec) H3A 3J3
Lorraine Maheu	7335, Place Malreaux Brossard (Québec) J4Y 1S5
Paul Major	46, boul. D'Argenson Repentigny (Québec) J6A 3W4

OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Henri-Paul Rousseau	Caisse de dépôt et placement du Québec 1000, place Jean-Paul Riopelle Montréal (Québec) H2Z 2B3	Chairman
André Bourbonnais	Capital Communications CDPQ inc. 1000, place Jean-Paul Riopelle Montréal (Québec) H2Z 2B3	President
Ginette Depelteau	Same	Secretary